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                               Filed by Chevron Corporation Pursuant to Rule 425
                                                under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                    Subject Company: Texaco Inc.
                                                   Commission File No. 001-00027

                                                          Date: November 8, 2000

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

     Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

     Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the
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interests of such participants by reading the proxy statement/prospectus when it becomes available.

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[Letter to the Editor appearing the November 8, 2000 edition of the San
Francisco Chronicle]
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Editor-On behalf of Chevron's 31,000 worldwide employees, I am compelled to address investment advisor Blaine Townsend's Oct. 23 opinion piece regarding our proposed merger with Texaco.

Townsend's attempt to assess what the merger will mean for consumers, the environment, our employees and our partner countries was not based in fact. Rather than engage in conjecture, I'd like to offer a balanced and fact-based perspective about the proposed merger. Let's look at Chevron's record.

Competition in the California gasoline market will be preserved. The Federal Trade Commission will review the proposal and make decisions in the best interests of consumers.

Chevron's demonstrated commitment to protecting people and the environment is, and will remain, our No. 1 priority.

One demonstration of our commitment to diversity is the fact that Chevron was the first major oil company to offer domestic partners benefits to its employees.

Chevron is one of the first official signatories of the Global Sullivan Principles, which address issues of corporate social responsibility.

Chevron is proud of its long history of providing consumers with stable, plentiful and safe supplies of affordable energy. We're proud to be the largest manufacturer of the cleanest gasoline in the world. Combining the strengths of Chevron and Texaco will help ensure that an American company is well positioned to help fulfill America's and other nation's energy needs for the foreseeable future.

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We invite people interested in learning more about our global activities to visit our Web site, www.Chevron.com.


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